Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 25, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Jessica Plowgian

Intelsat Global Holdings S.A.

Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-181527)

Ladies and Gentlemen:

On behalf of Intelsat Global Holdings S.A., a Luxembourg société anonyme (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form F-1 of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on May 18, 2012.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Larry Spirgel, dated June 12, 2012 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Our Reorganization Transactions, page 10

1.	We note your disclosure on page F-64 that you will pay a stock dividend to the holders of your common shares immediately prior to the consummation of your initial public offering. Please expand your disclosure on page 10 to address the total amount of benefits that will accrue to the funds advised by BC Partners and Silver Lake as well as your other current shareholders in connection with this transaction. Your disclosure should include, but not be limited to, the stock dividend and the termination fee to be paid in connection with your monitoring fee agreement.

Response to Comment 1

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 11, F-9 and F-64. The Company respectfully advises the Staff that the pro rata issuance of additional common shares in a share distribution is the mechanism under Luxembourg law pursuant to which the Company intends to effectuate the equivalent of a share split. Therefore, the funds advised by BC Partners and Silver Lake as well as the other current shareholders will maintain their pro rata percentage ownership in the Company as a result of the share distribution, and no additional benefits will accrue to the funds advised by BC Partners and Silver Lake or the other current shareholders as a result of the share distribution. The Company respectfully advises the Staff that it believes the Registration Statement discloses to investors the total amount of benefits that will accrue to the funds advised by BC Partners and Silver Lake as well as the Company’s other current shareholders in connection with the transactions.

Use of Proceeds, page 13

2.	Expand your disclosure to reference your anticipated use of the proceeds to pay funds advised by BC Partners and Silver Lake a fee in connection with the termination of your monitoring fee agreement (as described on page 37).

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 13 and 14.

Use of Proceeds, page 37

3.	Expand your disclosure to quantify the approximate amount of the proceeds intended to be used to repay, redeem, retire or repurchase your indebtedness and modify the disclosure to comply with Instruction 4 to Item 504 of Regulation S-K.

Response to Comment 3

The Company respectfully advises the Staff that it intends to use substantially all of the net proceeds from the offering to repay, redeem, retire or repurchase a portion of its outstanding indebtedness. The Company also respectfully advises the Staff that the specific indebtedness that it will repay, redeem, retire or repurchase will be determined by management following the consummation of the offering and will depend on market and other considerations existing at the time. The Company acknowledges the Staff’s comment and the requirements of Instruction 4 to Item 504 of Regulation S-K. The Registration Statement has been revised in response to the Staff’s comment to direct investors to the disclosure regarding the Company’s existing indebtedness included elsewhere in the Registration Statement, which, among other things, describes the interest rates and maturities of all of the Company’s existing indebtedness that may be repaid, redeemed, retired or repurchased with the net proceeds of the offering. Please see page 37.

Results of Operations, page 54

4.	We note your disclosure on page 100 that on average over the last three years 7% of each year’s revenue was sourced from completely new business. However, we also note that the percentage of each year’s revenue from new business has decreased each year since 2009. Please expand the disclosure in your results of operations to address management’s assessment of the factors causing this decline.

Response to Comment 4

The Company respectfully advises the Staff that the most significant contributor to the Company’s annual revenue is its beginning of year backlog, followed by current year renewals or expansions of existing contracts, new business and usage-based services. Since 2009, the Company’s overall revenue has grown year over year, largely due to the substantial contracted backlog the Company has accumulated, which is a key factor in the stability of the Company’s business. Revenue has grown despite a limited amount of new capacity entering the Company’s satellite fleet during this period, which has resulted in less available inventory on which to service new business. In this context, the Company’s management does not view the relatively small fluctuations in the percentage of each year’s revenue sourced from new business as material to investors or otherwise significant enough to require a year over year explanation. However, to address the Staff’s comment, the Company has revised the revenue trends disclosure on page 50 to reflect the various elements that impact the Company’s revenue in any given year, including the availability of capacity on the Company’s fleet.

Our Competitive Advantages, page 96

5.	We note that your graphics reference revenues for the twelve-month period ending December 31, 2010. Please provide updated information, if available.

Response to Comment 5

The Company respectfully advises the Staff that the graphic and related revenues for the twelve-month period ending December 31, 2010 that are referenced in the Staff’s comment represent the most recent information available to the Company. Based upon the Company’s discussions with the supplier of such information, the Company expects that updated data will not be available until the supplier’s annual conference in September 2012.

Description of Share Capital, page 154

6.	Your discussion under this heading should be complete. It is not sufficient to merely reference your memorandum and articles of association and “applicable law” when discussing the material rights of your shareholders or information material to the rights associated with the shares they may own. Your use of the term “subject to” often implies additional rights, privileges, or restrictions that are not explained in your descriptions. Therefore, please revise your new disclosure as follows under the following headings to ensure you have adequately discussed all of the information required by Items 10.A and 10.B of Form 20-F:

•	Your reference to the terms of “a relevant depository agreement” under “Form and transfer of Shares” on page 156;

•	Your reference to provisions of your articles of incorporation and/or applicable law under “General Meeting of Shareholders” on page 158; and

•	Your reference to “in compliance with the Luxembourg law of 10th August 1915.”

Response to Comment 6

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 154 through 163.

Other

7.	We note the statements in your artwork provided supplementally on May 30, 2012 that you operate the world’s largest satellite services business and use the world’s largest integrated satellite and fiber network. In order to provide greater context to your disclosure, please revise your artwork to identify your market share.

Response to Comment 7

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the statements in the artwork that the Company “operates the world’s largest satellite service business” and uses the “world’s largest integrated satellite fiber network” are based on the fact that the Company operates more satellite capacity, has more revenues, more commercial customers and more services in more countries than any other commercial satellite operator. To add context to the statements referenced in the Staff’s comment, the Company included statements to this effect in the bubble titled “Global Leader” in the lower portion of the fold-out artwork. These statements are consistent with the Company’s statements and assessments of market share in the Registration Statement, including on pages 1 and 88. In addition, the Company believes that no other satellite or terrestrial operator integrates a branded, global terrestrial service offering with an owned satellite infrastructure either at all or at a scale comparable to the Company. The Company believes that this disclosure provides sufficient context for the statements referred to in the Staff’s comment.

8.	We note the legal opinion provided supplementally on May 30, 2012. Please revise the opinion to clarify that the certifications made to counsel pertained only to factual matters.

Response to Comment 8

The legal opinion has been revised in response to the Staff’s comment. The Company has supplementally provided a revised draft of the legal opinion for the Staff’s review.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3309 or Brian M. Janson at (212) 373-3588.

Sincerely,

/s/ Raphael M. Russo

Raphael M. Russo

Enclosure

cc:	Phillip L. Spector, Esq.
Intelsat Global Holdings S.A.

Raymond Y. Lin
Latham & Watkins LLP